NATURAL GAS FUELING AND CONVERSION INC.

45 ALMERIA AVE

CORAL GABLES, FLORIDA 33134

April 18, 2014

VIA EDGAR

Mara Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Gas Fueling and Conversion Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 2, 2014
File No. 333-192590

Dear Ms. Ransom:

By letter dated April 11, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Natural Gas Fueling and Conversion Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A4, filed on April 2, 2014.

We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary, page 1

Summary of the Offering, page 3

1.	We reviewed your response to comment 1 in our letter dated March 18, 2014 and your disclosure on the prospectus cover page that shares will be offered from “the date of the prospectus until October 15, 2014.” However, we also note that your disclosure in this section does not include an expiration date for the offering. Please revise.

Response:

We have inserted the date as December 31, 2014 since we hope that we will have our S-1 effective by June 1st and then have the offering open for 6 months.

Dilution, page 21

2.	We reviewed your response to comment 2 in our letter dated March 18, 2014 and the revisions to your disclosure. As previously requested, please include a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors, promoters and affiliated persons since inception assuming 25%, 50% and 75% of the shares of common stock offered are sold. Please refer to Item 506 of Regulation S-K.

Response:

We have changed the second table also to reflect the various assumptions as follows:

					Average
					price per
	Shares purchased		Total Consideration		share
	Number	Percent	Amount	Percent
Sale of 2,500,000 shares (25%)
Existing stockholders	19,600,000	88.69%	$196,310	2.55%	$0.0100
New investors	2,500,000	11.31%	$7,500,000	97.45%	$3.00

Total	22,100,000	100.00%	$7,696,310	100.00%	$0.3482
Sale of 5,000,000 shares (50%)
Existing stockholders	19,600,000	79.67%	$196,310	1.29%	$0.0100
New investors	5,000,000	20.33%	$15,000,000	98.71%	$3.00

Total	24,600,000	100.00%	$15,196,310	100.00%	$0.6177
Sale of 7,500,000 shares (75%)

Existing stockholders	19,600,000	72.32%	$196,310	0.86%	$0.0100
New investors	7,500,000	27.68%	$22,500,000	99.14%	$3.00

Total	27,100,000	100.00%	$22,696,310	100.00%	$0.8375
Sale of 10,000,000 shares (100%)

Existing stockholders	19,600,000	66.22%	$196,310	0.65%	$0.0100
New investors	10,000,000	33.78%	$30,000,000	99.35%	$3.00

Total	29,600,000	100.00%	$30,196,310	100.00%	$1.0201

3.	We reviewed your response to comment 3 in our letter dated March 18, 2014 and the revisions to your disclosure. It appears that you omitted the net tangible assets before the offering in calculating net tangible book value per share of common equity after the offering. Please revise your computations accordingly.

Response: I recomputed table as per attached calculations below:

	Shares	Price	Price/share
Existing shares	19,600,000	196,310	0.0100
Net Loss as of 03/31/14 FS	19,600,000	-42302	-0.002158
NTBV before offering	19,600,000	154,008	0.0079

S-1 offering 2.5m	2,500,000	7,500,000	3
Exp of offering	22,100,000	(40,000)	(0.0018)
NTBV after offering	22,100,000	7,614,008	0.3445
Increase due to offer			0.3367
Dilution			2.6555

S-1 5m offering	5,000,000	15,000,000	3
NTBV after offering	24,600,000	15,114,008	0.6144
Increase due to offer			0.6065
Dilution			2.3856

s-1 7.5 m offeing	7,500,000	22,500,000	3
NTBV after offering	27,100,000	22,614,008	0.8345
Increase due to offer			0.8266
Dilution			2.1655

S-1 10m offering	10,000,000	30,000,000	3
NTBV after offering	29,600,000	30,114,008	1.0174
Increase due to offer			1.0095
Dilution			1.9826

Executive Compensation, page 43

4.	We reviewed your revisions to this section, which now reflects that compensation has been paid to your CEO. Please provide additional disclosure regarding your CEO’s compensation, including the factors considered when determining whether, when, and how much compensation to issue to your CEO, and which person or persons participate in the decision to compensate your CEO. For guidance, please refer to Item 402(o) of Regulation S-K.

Response:

We referred to Item 402 (0) of Regulation S-K.

The CEO compensation began in November 2013 and is set at $2000.00 per month plus expense reimbursements in some months, paid in the first week of each month and will remain so until we have a successful offering. The persons who participated in making this decision were the current full time management team of CEO/director of the Company, I. Andrew Weeraratne and the President/director of the Company Eugene Nichols. The factors considered in making this decision were the current cash flow situation and the current and immediate need of the cash flow of the company until we have a successful offering, and not based on the value of the services the CEO is currently providing to the Company. We have modified this disclosure under “Executive Compensation.”

Certain Relationships and Related Transactions, page 44

5.	We reviewed your revisions in response to comment 4 of our letter dated March 18, 2014. However, we note that you did not provide the relevant disclosure pursuant to Item 404(c) of Regulation S-K for all promoters that you identify on pages F-9 and 49 of the prospectus. For example, we note that you did not disclose in this section the shares issued to Robert Sanford or Bo Engberg. Please revise.

Response:

We have disclosed also the shares issued to Robert Sanford and Bo Engberg as required under Certain Relationships and Related Transactions.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

6.	Your independent accountant’s report should indicate that you are in the development stage. Please have your independent accountant revise its report to indicate that you are a development stage company. Also, please have your independent accountant refer to the statements of operations rather than the statements of expenses in the introductory paragraph.

Response:

Done

Statement of Stockholders’ Equity, page F-5

7.	We note that the line item description for the balance of the components of stockholders’ equity at October 31, 2014 is incorrect. Please revise the description to represent the balances at March 31, 2014.

Response:

Completed as per your request.

Exhibit 5.1 – Opinion of JSBarkats, PLLC

8.	We note counsel’s statement in the first paragraph of counsel’s opinion that the “Registration Statement relates to the offer and sale by the Selling Stockholders identified in the registration statement.” However, it appears that the offering is a primary offering by the company, and the registration statement does not identify any selling shareholders or register any securities for resale. Please have counsel revise the opinion accordingly. Additionally, we note counsel’s statement on page 2 of the opinion that the shares are “legally issued.” Please clarify whether the shares being registered on this Form S-1 have already been issued and, if true, have counsel revise the registration statement to state that the shares “will be” legally issued. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19.

Response:

This has been corrected accordingly

9.	We note counsel’s statement in the second full paragraph that counsel reviewed only the documents enumerated in paragraphs (a) – (c). Counsel must examine all documents necessary to render the required opinion. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinion.

Response:

Corrected as well and revised accordingly.

10.	Please have counsel also consent to being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19.

Response:

Corrected and consented to by counsel.

Further, the Company acknowledges that:

•           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ I. Andrew Weeraratne

I. Andrew Weeraratne, Chief Executive Officer